

June 7, 2023

Anthony Lombardo
Chief Financial Officer
MOUNTAIN TOP PROPERTIES, INC.
7505 Floyd Ct
Weatherford, TX 76087

> **Re: MOUNTAIN TOP PROPERTIES, INC.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed on February 28, 2023**
> **File No. 000-56298**

Dear Anthony Lombardo:

We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Item 9A. Controls and Procedures, page 16

1. We note that the 10-K for the year ended December 31, 2022 represents the second annual report filed after effectiveness. As such, please amend your filing to provide your conclusion on the effectiveness of your internal controls over financial reporting ("ICFR") pursuant to Item 308(a)(3) of Regulation S-K. Note this is in addition to the requirement to provide a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction